

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

<u>Via E-mail</u>
Mr. David B. Feirstein
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

  Re: **GrafTech International Ltd.**
     Preliminary Revised Proxy Statement on Schedule 14A
     Filed April 23, 2015 by Nathan Milikowsky, et al.
     File No. 001-13888

Dear Mr. Feirstein:

  We have reviewed the above-referenced filing and have the following comment.

1. In order to use a universal ballot, the company's nominees must have consented to being named in your proxy statement and to serve, if elected. See Rule 14a-4(d)(1). Please supplementally advise us whether the company's nominees have provided such consent. If not, please revise to eliminate any reference to a universal ballot.

  Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

      Sincerely,

      /s/ Tiffany Piland Posil

      Tiffany Piland Posil
      Special Counsel
      Office of Mergers and Acquisitions